Exhibit 99.38

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604)669-3877

PRESS RELEASE

July 21, 2004	Trading Symbol: CPC.H (TSX Venture)

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S.

NEWSWIRE SERVICES

SILVER WHEATON TO INCREASE PREVIOUSLY

ANNOUNCED EQUITY FINANCING

Vancouver, British Columbia: July 21, 2004 – Wheaton River Minerals Ltd. (“Wheaton”) (TSX: WRM; AMEX: WHT) and Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) (NEX: CPC.H) are pleased to announce that the previously announced Chap private placement of subscription receipts has been increased by Cdn$20 million to a maximum Cdn$70 million offering to be sold by a syndicate of investment dealers lead by GMP Securities Ltd. on a best efforts basis. All other terms of the offering remain as previously announced.

As before, the upfront payment of Cdn$262 million payable by Chap to purchase 100% of the silver produced by Luismin’s mining operations in Mexico (the “Silver Transaction”) will be satisfied by the payment of Cdn$46 million in cash and 540 million Silver Wheaton common shares valued at Cdn$0.40 per share. However, the balance of the proceeds from the private placement of approximately Cdn$19 million will be used by Chap to search for acquisitions andfor general corporate purposes.

All proceeds, except minor costs expenses incurred in connection with the offering, will be held in escrow pending the completion of the Silver Transaction and the receipt of all required approvals and consents to complete the transactions described herein.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals including the approval of the TSX Venture Exchange.

Following the completion of the Silver Transaction, and assuming completion of a Cdn$70 million equity financing, Silver Wheaton will have approximately 724 million common shares outstanding of which approximately 75% will be held by Wheaton.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver or copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Chap or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F of Wheaton as on file with the Securities and Exchange Commission in Washington, D.C.. Although Chap and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Wheaton River Minerals Ltd.:

Ian Telfer

Chairman and Chief Executive Officer

Tel.: (604) 696-3000

Julia Hasiwar

Manager, Investor Relations

Toll Free: 1-800-567-6223

Chap Mercantile Inc.:

Geir Liland

President

Tel.: (604) 669-1302